October 9, 2007	William M. Mower Direct Phone: (612) 672-8358 Direct Fax: (612) 642-8358 bill.mower@maslon.com via federal express and edgar

Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street N.E., Mail Stop 6010
Washington, DC 20549

Re:	Velcera, Inc.
Registration Statement on Form SB-2 Amendment No. 2 filed August 14, 2007 Correspondence furnished September 25, 2007 File No. 333-142432
Dear Mr. Mancuso:

This letter constitutes Velcera, Inc.’s (“Velcera” or the “Company”) response to the comment letter from the Securities and Exchange Commission dated October 4, 2007 (the “Comment Letter”) with respect to the Company’s filing with the Commission listed above.

Unaudited Condensed Financial Statements, page F-22:

1.	We note your response to prior comment 1. Please revise the Form SB-2 to include the revised disclosure.

RESPONSE:

The Company will revise the Form SB-2 to include the revised disclosure.

Russell Mancuso
October 8, 2007

2.
We note your response to prior comment 1. We note throughout your analysis of EITF 99-19, you refer to circumstances “prior to the effectiveness of the contract with Novartis Animal Health” or “prior to entering into the Novartis agreement.” Please quantify for us the amount of revenues recognized in the three months ended June 30, 2007 and expected to be recognized in the three months ended September 30, 2007 which relate to vendor supply agreements entered into prior to the effectiveness of the contract with Novartis Animal Health. In addition, please provide us with a separate analysis of EITF 99-19 for any third party contracts entered into after the effectiveness of the agreement with Novartis Animal Health.

RESPONSE:

The Company’s response to prior comment 1 concerning circumstances “prior to the effectiveness of the contract with Novartis Animal Health” or “prior to entering into the Novartis agreement” was not to make a distinction between contracts entered into pre and post effectiveness of the Novartis Agreement, but rather to underscore the fact that the Company had entered into these agreements before the Agreement with Novartis and therefore the Company was the principal under EITF 99-19. Revenues recognized in the three months ended June 30, 2007 and estimated to be recognized in the three months ended September 30, 2007, which relate to vendor supply agreements entered into prior to the effectiveness of the contract with Novartis Animal Health are $740,000 and $455,000, respectively as compared to total amounts recognized and estimated to be recognized of $765,000 and $479,000 respectively.

The Company incurred costs from third parties post effectiveness of the Agreement with Novartis for which it did not have written contracts with the third parties for the periods ended June 30, 2007 and September 30, 2007 of $10,000 and $24,000, respectively. These costs were for meetings with clinical investigators (“Investigator Arrangement”) for orientation and training on clinical trial protocols. The investigators were recommended by other third party vendors for which the Company did have signed contracts prior to the effectiveness of the Agreement and the Company was obligated for the time and expenses of the investigators. In addition, these investigators had been contacted and had signed confidentiality agreements prior to the effectiveness of the Agreement.

The contract (the “Vendor Contract”) signed post effectiveness of the Agreement was for the production of investigator manuals for the clinical trials which were delivered to investigators in June. The Company recognized $15,000 in revenue for the three months ended June 30, 2007 related to this Vendor Contract.

The following is a summary of the revenue recognized and estimated to be recognized with respect to the items discussed above:

	6/30/2007	9/30/2007	Total
Contracts signed prior to effectiveness	740,000	455,000	1,195,000
Investigator arrangement	10,000	24,000	34,000
Contract signed post effectiveness	15,000	-	15,000
	765,000	479,000	1,244,000

Russell Mancuso
October 8, 2007

The following is an analysis under EITF 99-19 with respect to the Vendor Contract signed post effectiveness and the Investigator Arrangement discussed above.

The company is the primary obligor in the arrangement
Vendor Contract: While the contract was entered into subsequent to the effectiveness of the Agreement with Novartis Animal Health, during the transition period, Velcera personnel were still responsible for fulfillment, including the acceptability of the service ordered or purchased by the Novartis. Velcera personnel worked with the vendor to develop proper investigator manuals and coordinated the issuance of the manuals to the clinical trial sites in order to ensure that the study could be run properly.

Investigator Arrangement: Velcera personnel were responsible for fulfillment, including the acceptability of the service ordered or purchased by the Novartis. The investigators were recommended by consultants retained by Velcera. It was Velcera’s responsibility to train these investigators to ensure the investigators were prepared to conduct the clinical trials. Velcera personnel expended significant resources in preparing training materials and the training program to ensure the investigators were properly trained and compensated the investigators for their time and expenses in order to attend the training.

The company has general inventory risk (before customer order is placed or upon customer return)
Due to the nature of the services provided under the Vendor Contract and Investigator Arrangement this is not applicable and is neither an indicator of gross nor net reporting of revenue.

The company has latitude in establishing price
Vendor Contract and Investigator Arrangement: In the contract discussions with Novartis (in this case the customer) the parties negotiated that the dollar amounts negotiated by the Company with third party vendors would be used to establish the reimbursed expenses to be paid by Novartis to the Company in the License and Development Agreement.

The company changes the product or performs part of the service
Vendor Contract: Velcera personnel were responsible for the development, production and delivery of the manuals from the vendor to the clinical sites.

 Investigator Arrangement:  Velcera personnel were responsible for the development of the training program and delivered the training to the investigators.

The company has discretion in supplier selection
Vendor Contract: Velcera personnel were responsible to select a vendor competent to create the manuals to be used in the clinical trials. Velcera personnel selected the vendor for the following reasons: reputation for quality work, prior experience with Velcera personnel, ability to meet deadlines, and cost.

Investigator Arrangement:  Velcera personnel received recommendations of investigators to participate in the clinical trials from its contracted third-party contractors. Velcera personnel evaluated the investigators and made the final approval as to which investigators should participate in the clinical trials.

The company is involved in the determination of product or service specifications
Vendor Contract: Velcera personnel worked with the vendor to develop the manuals to be used in the study to meet all of the requirements in clinical trial protocols.

Russell Mancuso
October 8, 2007

Investigator Arrangement: Velcera personnel evaluated the evaluated the investigators and made the final approval as to which investigators should participate in the clinical trials. Velcera personnel developed the training program and implemented the training.

The company has physical loss inventory risk (after customer order or during shipping)
Due to the nature of the services provided under the Vendor Contract and Investigator Arrangement this is not applicable and is neither an indicator of gross nor net reporting of revenue.

The company has credit risk
Vendor Contract and Investigator Arrangement:In the case of the Vendor Contract and Investigator Arrangement, while Novartis has agreed to pay a certain amount for the services, the Company is responsible for collecting the sales price from Novartis and the Company must pay the amount to the vendor and investigators regardless of whether or not the sales price is fully collected by the Company from Novartis. In addition, the Company incurred the costs from the vendor and investigators in advance of its billings to Novartis. The Company would be responsible for cost overruns on the project if such overruns failed to get Novartis’s approval.

3.
With respect to third party supply agreements entered into prior to the effectiveness of your agreement with Novartis Animal Health, please tell us when the third party vendors started providing the related services under the respective agreements in relation to when your agreement with Novartis Animal Health was effective. Please also discuss whether your agreements with the third party vendors were contingent upon the effectiveness of the License and Development Agreement with Novartis Animal Health.

RESPONSE:

With respect to the third party supply agreements entered into by the Company prior to the effectiveness of the Agreement with Novartis Animal Health, the Company, both finance and operations areas, reviewed all of the contracts with the third party vendors related to the Agreement and evaluated when the vendors started providing services. Except for the vendor noted above and the investigator meetings, the Company noted that all of the vendors began work on or about the contract date, which was prior to the effectiveness of the Agreement.

The agreements with third party vendors were not contingent upon the effectiveness of the License and Development Agreement with Novartis Animal Health.

* * * *

Russell Mancuso
October 8, 2007

Please feel free to contact me at (612) 672-8358 should you have any further questions.

Sincerely,

/s/ Jacob L. Lee
Jacob L. Lee

cc:	Dennis F. Steadman
Matthew C. Hill